SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Elastic N.V.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

N14506104
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 18

CUSIP NO. N14506104	13 G	Page 2 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII, L.P. (“BCP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,637,291 shares, except that Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”), the general partner of BCP VII, may be deemed to have sole power to vote these shares, and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric H. Vishria (“Vishria”), the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,637,291 shares, except that BCMC VII, the general partner of BCP VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,637,291
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.3%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 3 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII, L.P. (“BFF VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

292,894 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

292,894 shares, except that BCMC VII, the general partner of BFF VII, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	292,894
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 4 of 19

1	NAME OF REPORTING PERSON Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

396,026 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

396,026 shares, except that BCMC VII, the general partner of BFF VII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	396,026
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 5 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Partners VII – Annex, L.P. (“BCP VII - Annex”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

53,282 shares, except that BCMC VII, the general partner of BCP VII - Annex, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

53,282 shares, except that BCMC VII, the general partner of BCP VII - Annex, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	53,282
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. N14506104	13 G	Page 6 of 19

1	NAME OF REPORTING PERSON Benchmark Capital Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII, the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, may be deemed to have sole power to vote these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII, the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, may be deemed to have sole power to dispose of these shares, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria, the members of BCMC VII, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,379,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. N14506104	13 G	Page 7 of 19

1	NAME OF REPORTING PERSON Matthew R. Cohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 77,091 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Cohler, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 77,091 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Cohler, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,456,584
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 8 of 19

1	NAME OF REPORTING PERSON Bruce W. Dunlevie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Dunlevie, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Dunlevie, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,379,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 9 of 19

1	NAME OF REPORTING PERSON Peter Fenton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 212,214 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Fenton, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 212,214 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Fenton, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,591,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 10 of 19

1	NAME OF REPORTING PERSON J. William Gurley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Gurley, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Gurley, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,379,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 11 of 19

1	NAME OF REPORTING PERSON Kevin R. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 268,337 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Harvey, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 268,337 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Harvey, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,647,830
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 12 of 19

1	NAME OF REPORTING PERSON Mitchell H. Lasky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,419 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Lasky, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 25,419 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Lasky, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,404,912
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 13 of 19

1	NAME OF REPORTING PERSON Steven M. Spurlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 65,880 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Spurlock, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 65,880 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Spurlock, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,445,373
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 14 of 19

1	NAME OF REPORTING PERSON Eric Vishria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Vishria, a member of BCMC VII, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

3,379,493 shares, of which 2,637,291 are directly owned by BCP VII, 292,894 are directly owned by BFF VII, 396,026 are directly owned by BFF VII-B and 53,282 are directly owned by BCP VII - Annex. BCMC VII is the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, and Vishria, a member of BCMC VII, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,379,493
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.2%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. N14506104	13 G	Page 15 of 19

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by Benchmark Capital Partners VII, L.P., a Delaware limited partnership (“BCP VII”), Benchmark Founders’ Fund VII, L.P., a Delaware limited partnership (“BFF VII”), Benchmark Founders’ Fund VI-B, L.P., a Delaware limited partnership (“BFF VII-B”), Benchmark Capital Partners VII – Annex, L.P. (“BCP VII – Annex”) Benchmark Capital Management Co. VII, L.L.C., a Delaware limited liability company (“BCMC VII”), and Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Mitchell H. Lasky (“Lasky”), Steven M. Spurlock (“Spurlock”) and Eric Vishria (“Vishria”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Elastic N.V.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 West El Camino Real, Suite 350

Mountain View, California 94040

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by BCP VII, BFF VII, BFF VII-B, BCP VII – Annex, BCMC VII, and Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BCMC VII, the general partner of BCP VII, BFF VII, BFF VII-B and BCP VII - Annex, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BCP VII, BFF VII and BFF VII-B.

Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are members of BCMC VII and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BCP VII, BFF VII, BFF VII-B and BCP VII - Annex.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

Benchmark

2965 Woodside Road

Woodside, California 94062

ITEM 2(C).	CITIZENSHIP

BCP VII, BFF VII, BFF VII-B and BCP VII - Annex are Delaware limited partnerships. BCMC VII is a Delaware limited liability company. Cohler, Dunlevie, Fenton, Gurley, Harvey, Lasky, Spurlock and Vishria are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Ordinary Shares

CUSIP #N14506104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. N14506104	13 G	Page 16 of 19

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2019 (based on 80,621,016 ordinary shares of the issuer outstanding as of November 30, 2019 as reported by the issuer on Form 10-Q for the period ended October 31, 2019 and filed with the Securities and Exchange Commission on December 9, 2019).

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:              ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Please see Item 5.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. N14506104	13 G	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

BENCHMARK CAPITAL PARTNERS VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII, L.P., a Delaware Limited Partnership

BENCHMARK FOUNDERS’ FUND VII-B, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL PARTNERS VII - ANNEX, L.P., a Delaware Limited Partnership

BENCHMARK CAPITAL MANAGEMENT CO. VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

MATTHEW R. COHLER
BRUCE W. DUNLEVIE
PETER FENTON
J. WILLIAM GURLEY
KEVIN R. HARVEY
MITCHELL H. LASKY
STEVEN M. SPURLOCK
ERIC VISHRIA

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

CUSIP NO. N14506104	13 G	Page 18 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	19

CUSIP NO. N14506104	13 G	Page 19 of 19

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Elastic N.V. shall be filed on behalf of each Reporting Person. Note that copies of the applicable Agreement of Joint Filings are already on file with the appropriate agencies.